SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2017

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Michael Wells
2	Reason for the notification
a)	Position/status	Group Chief Executive (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Receipt ("ADR") GB0007099541
b)	Nature of the transactions
(i) Acquisition of ADRs for nil consideration following the release of an award made in 2014 under the Prudential Long Term Incentive Plan by the trustee of the Prudential plc Employee Share Trust (the "Trustee")
(ii) Acquisition of ADRs for nil consideration following the release of an award made in 2014 under the Annual Incentive Plan by the Trustee
(iii) Sale of ADRs in relation to the transactions described in (i) & (ii) above only to cover withholding tax and fees.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	Nil	92,220
		(ii)	Nil	54,289
		(iii)	USD 41.5845	62,553
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transactions	2017-04-03
f)	Place of the transactions	New York Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nicolaos Nicandrou
2	Reason for the notification
a)	Position/status	Chief Financial Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i) Acquisition of shares for nil consideration following the release of an award made in 2014 under the Prudential Long Term Incentive Plan by the trustee of the Prudential plc Employee Share Trust (the "Trustee")
(ii) Acquisition of shares for nil consideration following the release of an award made in 2014 under the Annual Incentive Plan by the Trustee
(iii) Sale of shares in relation to the transactions described in (i) & (ii) above (includes shares sold to cover withholding tax and fees)
(iv) Sale of additional shares

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	Nil	102,158
		(ii)	Nil	38,024
		(iii)	£16.625	140,182
		(iv)	£16.625	5,985
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transactions	2017-04-03
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Penelope James
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i) Acquisition of shares for nil consideration following the release of an award made in 2014 under the Prudential Long Term Incentive Plan by the trustee of the Prudential plc Employee Share Trust (the "Trustee")
(ii) Acquisition of shares for nil consideration following the release of an award made in 2014 under the Group Deferred Bonus Plan by the Trustee
(iii) Sale of shares in relation to the transactions described in (i) & (ii) above only to cover withholding tax and fees

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	Nil	23,364
		(ii)	Nil	5,064
		(iii)	£16.625	13,376
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transactions	2017-04-03
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	John Foley
2	Reason for the notification
a)	Position/status	Executive Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i) Acquisition of shares for nil consideration following the release of an award made in 2014 under the Prudential Long Term Incentive Plan by the trustee of the Prudential plc Employee Share Trust (the "Trustee")
(ii) Acquisition of shares for nil consideration following the release of an award made in 2014 under the Annual Incentive Plan by the Trustee
(iii) Sale of shares in relation to the transactions described in (i) & (ii) above (includes shares sold to cover withholding tax and fees)

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	Nil	97,065
		(ii)	Nil	33,968
		(iii)	£16.625	131,033
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transactions	2017-04-03
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	John Foley
2	Reason for the notification
a)	Position/status	Executive Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i) Acquisition of shares for nil consideration following the release of an award made in 2014 under the Prudential Long Term Incentive Plan by the trustee of the Prudential plc Employee Share Trust
(ii) Sale of shares in relation to the transaction described in (i) above (includes shares sold to cover withholding tax and fees)

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	Nil	22,807
		(ii)	£16.63	22,807
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transactions	2017-04-04
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Barry Stowe
2	Reason for the notification
a)	Position/status	Executive Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Receipt ("ADR") GB0007099541
b)	Nature of the transactions
(i) Acquisition of ADRs for nil consideration following the release of an award made in 2014 under the Prudential Long Term Incentive Plan by the trustee of the Prudential plc Employee Share Trust (the "Trustee")
(ii) Acquisition of ADRs for nil consideration following the release of an award made in 2014 under the Annual Incentive Plan by the Trustee
(iii) Sale of ADRs in relation to the transactions described in (i) & (ii) above (includes ADRs sold to cover withholding tax and fees)
(iv) Sale of additional ADRs

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	Nil	42,748
		(ii)	Nil	16,475
		(iii)	USD 41.5845	59,223
		(iv)	USD 41.4358	46,132
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transactions	2017-04-03
f)	Place of the transactions	New York Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tony Wilkey
2	Reason for the notification
a)	Position/status	Executive Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i) Acquisition of shares for nil consideration following the release of an award made in 2014 under the Prudential Long Term Incentive Plan by the trustee of the Prudential plc Employee Share Trust (the "Trustee")
(ii) Acquisition of shares for nil consideration following the release of an award made in 2014 under the PCA Long Term Incentive Plan by the Trustee
(iii) Acquisition of shares for nil consideration following the release of an award made in 2014 under the PCA Deferred Bonus Plan by the Trustee
(iv) Sale of shares in relation to the transactions described in (i) - (iii) above (includes shares sold to cover withholding tax and fees)

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	Nil	17,072
		(ii)	Nil	45,870
		(iii)	Nil	84,595
		(iv)	£16.625	147,537
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transactions	2017-04-03
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Raghunath Hariharan
2	Reason for the notification
a)	Position/status	Director of Strategy & Capital Market Relations (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i) Acquisition of shares for nil consideration following the release of an award made in 2014 under the Prudential Long Term Incentive Plan by the trustee of the Prudential plc Employee Share Trust (the "Trustee")
(ii) Acquisition of shares for nil consideration following the release of an award made in 2014 under the Group Deferred Bonus Plan by the Trustee
(iii) Sale of shares in relation to the transactions described in (i) & (ii) above (includes shares sold to cover withholding tax and fees)

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	Nil	16,174
		(ii)	Nil	3,957
		(iii)	£16.625	20,131
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transactions	2017-04-03
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jonathan Oliver
2	Reason for the notification
a)	Position/status	Group Communications Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i) Acquisition of shares for nil consideration following the release of an award made in 2014 under the Prudential Long Term Incentive Plan by the trustee of the Prudential plc Employee Share Trust (the "Trustee")
(ii) Acquisition of shares for nil consideration following the release of an award made in 2014 under the Group Deferred Bonus Plan by the Trustee
(iii) Sale of shares in relation to the transactions described in (i) & (ii) above only to cover withholding tax and fees

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	Nil	7,457
		(ii)	Nil	1,972
		(iii)	£16.625	4,437
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transactions	2017-04-03
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alan Porter
2	Reason for the notification
a)	Position/status	Group General Counsel and Company Secretary (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i) Acquisition of shares for nil consideration following the release of an award made in 2014 under the Prudential Long Term Incentive Plan by the trustee of the Prudential plc Employee Share Trust (the "Trustee")
(ii) Acquisition of shares for nil consideration following the release of an award made in 2014 under the Group Deferred Bonus Plan by the Trustee
(iii) Sale of shares in relation to the transactions described in (i) & (ii) above (includes shares sold to cover withholding tax and fees)
(iv) Sale of additional shares

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	Nil	19,111
		(ii)	Nil	5,048
		(iii)	£16.625	24,159
		(iv)	£16.625	1,467
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transactions	2017-04-03
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tim Rolfe
2	Reason for the notification
a)	Position/status	Group Human Resources Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i) Acquisition of shares for nil consideration following the release of an award made in 2014 under the Prudential Long Term Incentive Plan by the trustee of the Prudential plc Employee Share Trust (the "Trustee")
(ii) Acquisition of shares for nil consideration following the release of an award made in 2014 under the Group Deferred Bonus Plan by the Trustee
(iii) Sale of shares in relation to the transactions described in (i) & (ii) above (includes shares sold to cover withholding tax and fees)

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	Nil	17,972
		(ii)	Nil	4,648
		(iii)	£16.625	22,620
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transactions	2017-04-03
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Michael Wells
2	Reason for the notification
a)	Position/status	Group Chief Executive (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i) Receipt of an award under the Prudential Long Term Incentive Plan to be released in April 2020 subject to the achievement of performance criteria
(ii) Receipt of an award under the Annual Incentive Plan to be released in April 2020

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	£16.75	263,401
		(ii)	£16.75	51,371
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transactions	2017-04-04
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nicolaos Nicandrou
2	Reason for the notification
a)	Position/status	Chief Financial Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i) Receipt of an award under the Prudential Long Term Incentive Plan to be released in April 2020 subject to the achievement of performance criteria
(ii) Receipt of an award under the Annual Incentive Plan to be released in April 2020

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	£16.75	108,357
		(ii)	£16.75	29,504
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transactions	2017-04-04
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Penelope James
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i) Receipt of an award under the Prudential Long Term Incentive Plan to be released in April 2020 subject to the achievement of performance criteria
(ii) Receipt of an award under the Annual Incentive Plan to be released in April 2020

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	£16.75	95,073
		(ii)	£16.75	22,966
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transactions	2017-04-04
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	John Foley
2	Reason for the notification
a)	Position/status	Executive Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i) Receipt of an award under the Prudential Long Term Incentive Plan to be released in April 2020 subject to the achievement of performance criteria
(ii) Receipt of an award under the Annual Incentive Plan to be released in April 2020

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	£16.75	114,177
		(ii)	£16.75	30,352
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transactions	2017-04-04
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Anne Richards
2	Reason for the notification
a)	Position/status	Executive Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i) Receipt of an award under the Prudential Long Term Incentive Plan to be released in April 2020 subject to the achievement of performance criteria
(ii) Receipt of an award under the Annual Incentive Plan to be released in April 2020

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	£16.75	107,461
		(ii)	£16.75	32,668
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transactions	2017-04-04
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Barry Stowe
2	Reason for the notification
a)	Position/status	Executive Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Receipt ("ADR") GB0007099541
b)	Nature of the transactions
(i) Receipt of an award under the Prudential Long Term Incentive Plan to be released in April 2020 subject to the achievement of performance criteria
(ii) Receipt of an award under the Annual Incentive Plan to be released in April 2020

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	USD 42.12	123,845
		(ii)	USD 42.12	67,267
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transactions	2017-04-04
f)	Place of the transactions	New York Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tony Wilkey
2	Reason for the notification
a)	Position/status	Executive Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i) Receipt of an award under the Prudential Long Term Incentive Plan to be released in April 2020 subject to the achievement of performance criteria
(ii) Receipt of an award under the Annual Incentive Plan to be released in April 2020

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	£16.75	139,340
		(ii)	£16.75	37,209
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transactions	2017-04-04
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Julian Adams
2	Reason for the notification
a)	Position/status	Group Regulatory and Government Relations Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i) Receipt of an award under the Prudential Long Term Incentive Plan to be released in April 2020 subject to the achievement of performance criteria
(ii) Receipt of an award under the Annual Incentive Plan to be released in April 2020

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	£16.75	67,820
		(ii)	£16.75	21,071
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transactions	2017-04-04
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Raghunath Hariharan
2	Reason for the notification
a)	Position/status	Director of Strategy & Capital Market Relations (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i) Receipt of an award under the Prudential Long Term Incentive Plan to be released in April 2020 subject to the achievement of performance criteria
(ii) Receipt of an award under the Annual Incentive Plan to be released in April 2020

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	£16.75	45,729
		(ii)	£16.75	10,692
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transactions	2017-04-04
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jonathan Oliver
2	Reason for the notification
a)	Position/status	Group Communications Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i) Receipt of an award under the Prudential Long Term Incentive Plan to be released in April 2020 subject to the achievement of performance criteria
(ii) Receipt of an award under the Annual Incentive Plan to be released in April 2020

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	£16.75	22,208
		(ii)	£16.75	8,562
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transactions	2017-04-04
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alan Porter
2	Reason for the notification
a)	Position/status	Group General Counsel & Company Secretary (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i) Receipt of an award under the Prudential Long Term Incentive Plan to be released in April 2020 subject to the achievement of performance criteria
(ii) Receipt of an award under the Annual Incentive Plan to be released in April 2020

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	£16.75	54,208
		(ii)	£16.75	16,883
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transactions	2017-04-04
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Al Noor Ramji
2	Reason for the notification
a)	Position/status	Group Chief Digital Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i) Receipt of an award under the Prudential Long Term Incentive Plan to be released in April 2020 subject to the achievement of performance criteria
(ii) Receipt of an award under the Annual Incentive Plan to be released in April 2020

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	£16.75	60,893
		(ii)	£16.75	18,970
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transactions	2017-04-04
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tim Rolfe
2	Reason for the notification
a)	Position/status	Group Human Resources Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i) Receipt of an award under the Prudential Long Term Incentive Plan to be released in April 2020 subject to the achievement of performance criteria
(ii) Receipt of an award under the Annual Incentive Plan to be released in April 2020

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	£16.75	56,716
		(ii)	£16.75	17,642
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transactions	2017-04-04
f)	Place of the transactions	London Stock Exchange

Additional information

Prudential plc is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.

Contact

Jennie Webb, Share Plans Manager, +44 (0)20 7548 2027

Chris Smith, Deputy Company Secretary, +44 (0)20 7548 2115

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 04 April 2017

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Chris Smith

Chris Smith
Deputy Company Secretary